UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13(a)-16 or 15(d) of the Securities Exchange Act of 1934

Date of Report: November 12, 2025

ATLAS CRITICAL MINERALS CORPORATION

(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	333-214872	Not Applicable
(Jurisdiction of incorporation or organization)	(Commission File Number)	(Translation of Registrant’s name into English)

Rua Antônio de Albuquerque, 156, Suite 1720

Belo Horizonte, Minas Gerais, Brazil, 30112-010
(Address of principal executive office)

Marc Fogassa
Rua Antônio de Albuquerque, 156, Suite 1720

Belo Horizonte, Minas Gerais, Brazil, 30112-010

Telephone: (888) 412-0210

Email: marc.fogassa@jupitergoldcorp.com

(Name, Telephone, Address and E-mail of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F

☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant if submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Stock, par value $0.001 per share

(Title of Class)

Atlas Critical Minerals Corporation (“Atlas Critical Minerals” or “Company”) engaged SGS Canada Inc. (“SGS”) to prepare a revised Technical Report Summary in accordance with Item 1300 of Regulation S-K (the “S-K 1300 Technical Report Summary”) for its Malacacheta Graphite Project located in the state of Minas Gerais, Brazil (the “Updated Malacacheta TRS”). The Updated Malacacheta TRS is dated October 24, 2025, with an effective date of October 24, 2025, and is filed as Exhibit 96.1 to this Form 6-K.

Exhibit Index

Exhibit	Description

23.1	Consent of SGS Canada Inc.

96.1	Technical Report Summary regarding the Malacacheta Graphite Project, Minas Gerais State, Brazil, dated October 24, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 12, 2025

By:	/s/ Marc Fogassa
Name:	Marc Fogassa
Title:	Chief Executive Officer